

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 4, 2016

VIA-EMAIL

Taylor V. Edwards, Esq.
Vice President and Senior Counsel
OFI Global Asset Management, Inc.
225 Liberty Street, 15th Floor
New York, NY 10281-1008

Re: Oppenheimer Macquarie Global Infrastructure Fund
        Initial Registration Statement on Form N-1A
        File Nos. 333-1209415 and 811-23135

Dear Mr. Edwards:

        On February 2, 2016, you filed a registration statement on Form N-1A on behalf of
the Oppenheimer Macquarie Global Infrastructure Fund (the "Fund"). We have reviewed
the registration statement and have provided our comments below. Where a comment is
made in one location, it is applicable to similar disclosure appearing elsewhere in the
registration statement. All capitalized terms not otherwise defined in this letter have the
meaning given to them in the registration statement.

GENERAL

1. Missing Information*: Please complete or update all missing information that is currently
in brackets or missing in the registration statement (*e.g.,* Cover Page (ticker symbols), Fee
Table, Information in the SAI and Exhibits).

2. Manager of Managers Order: Please clarify that the Board of Trustees includes a
majority of the trustees that are not "interested persons," as defined in section 2(a)(19) of
the Investment Company Act of 1940 ("1940 Act"), where appropriate (*e,g,.* in the
Manager of Managers disclosure).

3. Ticker Symbols: Please update the Fund's series and class identifiers to reflect the ticker
symbols for each class. *See* Rule 313(b)(1) of Regulation S-T.

PROSPECTUS

Fees and Expenses of the Fund

4. <u>Fee Table</u>:

  a. The Fee Table contains the line item "Fee Waiver and/or Expense Reimbursement." However, the Fee Table does not include a footnote indicating the existence or terms of any fee waiver or expense limitation agreement (Agreement). Accordingly, please delete the line item in the Fee Table and the text describing the Agreement in the Example or revise the Fee Table to reflect the Agreement in accordance with Instruction 3(d) of Item 3 of Form N-1A.

  b. Item 3 of Form N-1A requires a mutual fund to disclose in a separate line item to the Fee Table acquired fund fees and expenses ("AFFE") in excess of 0.01% of the Fund's average daily net assets. Confirm that the Fund's AFFE are not expected to exceed 0.01% or include a line item in the Fund's Fee Table, as applicable. If the Fund's AFFE are not expected to exceed 0.01% confirm that the AFFE will be included in "Other Expenses."

Principal Investment Strategies

5. <u>Investment Objective</u>: The Fund's investment objective is total return. Please revise the disclosure to indicate how investing in securities issued by infrastructure companies will help the Fund achieve its investment objective.

6. <u>80% Test:</u> The second sentence of the first paragraph under Principal Investment Strategies indicates that the securities in the Fund's 80% basket are not limited to the list included in the disclosure. Please revise the disclosure to include all securities of infrastructure issuers in which the Fund will invest as part of its 80% basket, including their related risk factors. For example, may the Fund invest in debt securities and/or MLP corporate or non-corporate affiliates.

7. <u>Non-diversification</u>: Please disclose that the Fund is non-diversified and describe the effect of non-diversification. *See* Item 4(b)(iv) of Form N-A. We also note that the disclosure indicates that the Fund seeks to be globally diversified by country and infrastructure sector. To avoid confusion, please use another term to describe the Fund's strategy given its non-diversified status under the 1940 Act.

8. <u>Fund Name</u>: The disclosure indicates that the Fund may invest up to 100% of its assets securities issued by companies that are economically tied to non-U.S. countries. The disclosure in the third paragraph under the caption "Principal Investment Strategies" should be revised to expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*e.g.,* at least 40% of its assets, unless market conditions are deemed unfavorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States. Also, with respect to the

Fund's "economically tied" test, please clarify that substantial revenues or profits (*i.e.,* 50% or more) are derived from goods produced or sold from, or investments made or services performed in, an included country. *See id* at n. 26.

9. Warrants and rights: Please include warrants and rights in the list of securities included in the Fund's 80% basket, if accurate. We note that such securities are included in the principal risk factor "Risks of Other Equity Securities."

10. Plain English: In the last paragraph of the Principal Investment Strategies Section, please clarify the meaning of the following phrases in plain English: "earnings drivers," "[review of]…competitive analysis," "infrastructure characteristics," and "change in investment rationale." *See* Rule 421 under the Securities Act of 1933 ("Securities Act") and *see also* See IM Guidance Update (June 2014) 2014-08 ("Guidance") at 3.

11. Portfolio Turnover: Please disclose whether the Fund expects to engage in active and frequent trading of its portfolio securities and the resulting tax consequences of increased portfolio turnover, including a related risk factor. *See* Item 9(b)(1) at Instruction 7 of Form N-1A.

Principal Risks

12. New Fund Risk: Please consider including "New Fund Risk" in the Principal Risk section (*i.e.,* that the Fund may not be able to implement its investment strategy).

13. Infrastructure Sector Risks: Please consider disclosing the risks related to the primary infrastructure sectors in which the Fund will invest (*e.g.,* energy, transportation and utilities).

14. Liquidity Risks: Please specify the types of securities to which the risk relates. In addition, please ensure that such securities are disclosed in the principle investment strategies section.

15. Tax Risks of Master Limited Partnerships: Please include this risk factor in the Principal Risk section as it is included among the Fund's principal risks in Item 9 of Form N-1A ("Item 9").

16. Risks of Investing in REITs: Please revise the discussion to briefly disclose the different risks of investing in equity, mortgage and hybrid REITs, if appropriate.

17. Organizing Principal Risk Disclosure: The discussion in several of the principal risk sections uses many short sentences or phrases one after the other in one long paragraph, which can have the effect of discouraging careful reading by investors. Please consider using bullets and sub-bullets to alleviate the density of the disclosure.

The Fund's Past Performance

18. Please supplementally disclose the name of the broad-based securities market index that the Fund intends to use in the Average Annual Total Returns Table.

Portfolio Managers

19. Please specify the date when each portfolio manager began employment with the Fund. *See* Item 5(b) of Form N-1A.

The Fund's Principal Investment Strategies and Risks (Item 9)

20. Objectives and Strategies: Please state the Fund's investment objective and how the Fund intends to achieve that objective. We note that the disclosure currently describes only the Fund's risk factors but not its principal investment strategies. *See* items 9(a) and 9(b) of Form N-1A. In addition, the disclosure here should not duplicate the disclosure responsive to Item 4 of Form N-1A ("Item 4") but should present a more enhanced discussion of the Fund's investment strategies. *See* Guidance at 3.

21. Concentration: Please disclose the Fund's concentration policy as revised per our comment 41(a) below. *See* Item 9(b)(1) at Instruction 4 thereto of Form N-1A.

22. Risks of Foreign Investing: If the Fund's investments in any foreign country are subject to any unique risks, please disclose that country, as well as all attendant risks.

23. Income Trusts: Please provide enhanced disclosure describing the types of issuers that may be "Income Trusts" and their related risks. For example, the disclosure states that these instruments "share many of the risks inherent in stock ownership," but don't describe such risks.

24. Convertibles securities:

a. Convertible Debt as Equity Securities: The disclosure here indicates that the Fund will invest in convertible debt securities and convertible preferred stock as part of its principal investment strategies and risks. Please disclose that only convertible securities that are "in the money" at the time of investment will be considered equity securities.

b. Convertible Debt Disclosure: Please revise the Fund's disclosure in Item 4 concerning investments in convertible debt securities, including a separate risk factor (*e.g.,* interest rate, call, credit and liquidity risk) given that such securities are included in the disclosure of principal investment strategies and risks in this section. Please also state in Item 4 and Item 9 whether the Fund will invest in below investment grade ("junk") rated convertible debt or preferred stock, including a description of rating categories of such securities. Supplementally, please advise whether the Fund's investments in convertible bonds include investments in contingent convertible bonds. Depending upon your response, we may have additional comments.

Other Investment Strategies and Risks

25. <u>Revision of Heading</u>: Please revise the referenced heading to clarify that it reflects non-principal investment strategies and risks of the Fund and move this disclosure after all the disclosure responsive to the Item 9 disclosure (*e.g.,* "Changes to the Fund's Investment Policies"). Alternatively, please consider moving the disclosure to the SAI.

26. <u>20% Basket and Other Principal Investment Strategies and Risks</u>: To the extent that any of the information contained in this section describes principal investment strategies and/or risks of the Fund, please revise the principal strategies and risks sections responsive to Item 4, as appropriate, to summarize that information (*e.g.,* Illiquid Securities, Conflicts of Interest and certain Derivative Instruments). In addition, please also consider disclosing in the sections responsive to Item 4 any investments that may be part of the Fund's 20% basket, as appropriate (*e.g.,* certain derivative instruments). With respect to derivative instruments, please revise the disclosure to state that the Fund could lose more than its initial investment in such securities, where appropriate.

27. <u>Investments in Other Investment Companies, ETFs and ETNs (ETPs)</u>: Please enhance the disclosure to clarify whether the Fund will invest in ETPs that concentrate or principally invest in infrastructure companies. If so, please revise the disclosure in the sections responsive to Item 4 and Item 9, if appropriate.

28. <u>Changes to the Fund's Investment Policies</u>: Please consider disclosing that the Fund's concentration policy is a fundamental investment policy that cannot be changed without shareholder approval.

How the Fund is Managed

29. <u>The Sub-Sub-Adviser</u>: In the paragraph adjacent to the caption "The Sub-Sub-Adviser," please revise the last sentence to clarify that the performance information in the Appendix represents the past performance of the Sub-Sub-Adviser in managing substantially similar accounts or delete such disclosure if the performance may not be shown for the reason noted in comment 35 below.

About Your Account

30. <u>What is the Minimum Investment</u>: In the referenced paragraph, please clarify that the minimum initial dollar investment for all share classes, except the Class I shares, is $1000.

31. <u>Minimum Account Balance</u>: Please disclose the length of the notice period, if any, that the Fund will provide to shareholders before it automatically redeems accounts whose value has fallen below $500.00.

32. <u>About Class R Shares</u>: Please specifically state whether shareholders who purchased Class R Shares of an Oppenheimer fund prior to July 1, 2014 will be subject to a contingent deferred sales charge (CDSC) on shares held less than eighteen (18) months from the date of the initial purchase and the amount of the CDSC.

How to Buy, Sell and Exchange Shares

33. How to Buy Shares: In the referenced paragraph, you state, "If you submit a purchase request without designating which Oppenheimer fund you wish to invest in or if the selected Oppenheimer fund or share class is no longer offered, your investments will be made in Class A shares of Oppenheimer Money Market Fund." Please explain your legal basis under Rule 22c-1 of the 1940 Act for allocating purchase payments not received in good order to the money market fund.

34. Service (12b-1) Plans: In the service plan disclosure for the Class A, C, and R Shares (collectively, "Shares"), please clarify what is meant by "providing personal service."

APPENDIX – PRIOR PERFORMANCE OF SIMILARLY MANAGED ACCOUNTS

35. Prior Performance of MCIM: We note that the disclosure indicates that MCIM engaged a sub-advisor to manage the Composite. As such, the performance presented does not appear to be the prior performance of MCIM. Please delete the Appendix or supplementally explain why the registrant believes that the past performance of the Composite may be attributed to MCIM. We may have further comments once we receive your response. *See* Nicholas Applegate Mutual Funds (pub. avail. Feb. 7, 1997).

SAI

Additional Information About the Fund's Investment Policies and Risks

36. Revision of Captions: Please revise the caption "The Fund's Main Investment Policies" to indicate that the disclosure refers to the Fund's principal investment strategies and risks. Please also revise the caption "Other Investments and Investment Strategies" to indicate that the disclosure refers to the Fund's non-principal investment strategies and risks.

Other Investments and Investment Strategies

37. Asset Coverage for Certain Investments and Trading Practices: With respect to segregation of assets, please revise the disclosure to state that assets will be segregated in accordance with the requirements of the 1940 Act and SEC staff guidance.

38. Securities Lending: Please add disclosure explaining the Fund's policy on loaning its portfolio securities, if appropriate.

39. Illiquid and Restricted Securities: Please include disclosure describing the 15% limit on the Fund's net assets with respect to investments in illiquid securities.

Other Fundamental Investment Restrictions

40. 1940 Act Definition: Please provide adjacent narrative disclosure explaining what is meant by "except to the extent permitted under the Investment Company Act" with respect to illiquid investments.
41. Concentration Policy:

      a. <u>Statement of Concentration Policy</u>: The Fund's concentration policy indicates that it <u>may</u> [emphasis added] invest without limitation in securities of infrastructure companies. Please revise the disclosure to state the Fund's concentration policy in the affirmative (*i.e.,* "will invest without limit in securities of infrastructure companies").

      b. <u>Selection of Industry Classifications</u>: The first paragraph after the last bullet indicates that the Fund has adopted the GICS classification system with respect to its concentration policy. The disclosure states that, "The Fund's reliance on the GICS classification system is not a fundamental policy and therefore can be changed without shareholder approval." Please note that a fund may select its own industry classifications. However, such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. *See, e.g.,* Derivatives Concept Release, Investment Company Act Release No. 29776 (Aug. 31, 2011) at n. 167 and accompanying text.

Disclosure of Portfolio Holdings

42. <u>Portfolio Holdings Disclosure Policies</u>: Please revise the disclosure to clarify whether third-party recipients making special requests, potential sub-advisers, consultants and investment bankers, and shareholders receiving redemptions in-kind are subject to a duty not to trade on the basis of portfolio holding information they may receive from representatives of the Fund.

Trustees and Officers of the Funds

43. <u>Defined Terms</u>: Under the above-referenced caption, the Fund's for which each Independent Trustee is a board member are called the "New York Board Funds." However, such term is defined again later in the SAI as the "Supervised Funds." Please address this inconsistency.

Code of Ethics

44. <u>Rule 17j-1 of the 1940 Act</u>: Please clarify whether the Codes of Ethics of each entity listed in the SAI were adopted pursuant to Rule 17j-1 of the 1940 Act. *See* Item 17(e) of Form N-1A.

The Investment Advisory Agreement and the Sub-Advisory Agreement

45. <u>Calculation of the Advisory Fee</u>: Please disclose the method of calculating the advisory fee payable by the Fund.

MCIM Proxy Voting Policy

46. <u>Proxy Voting Policies and Procedures</u>: Please specifically describe the policies and procedures that Fund uses to determine how to vote proxies relating to its portfolio securities. In the alternative, a copy of such proxy voting policies and procedures may be included with the registration statement. *See* Item 17(f) and Instruction 1 thereto of Form N-1A.

APPENDIX A-SECTION II.A

47. <u>Waivers of Class A Sales Charges</u>: The disclosure indicates that the initial and Contingent Deferred Sales Charges on Class A Shares will be waived for certain individuals subject to the requirement that they receive Fund documents electronically. Please delete such text and replace it with disclosure indicating that that even if such investors elect to have their accounts received electronically, they will be delivered paper copies, free of charge, upon request.

<u>Closing</u>

We note that portions of the filings are incomplete (or in brackets). We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Fund acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Taylor V. Edwards, Esq.
March 4, 2016

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      Should you have any questions regarding this letter, please contact me at (202) 551-6815 or gregoryk@sec.gov.

                    Sincerely,

                    /s/ Keith A. Gregory

                    Keith A. Gregory
                    Senior Counsel